SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 15, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports that its former principal shareholder filed an immediate report

PARTNER COMMUNICATIONS REPORTS THAT ITS
FORMER PRINCIPAL SHAREHOLDER FILED AN IMMEDIATE
REPORT

ROSH HA'AYIN, Israel, October 15, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that its former principal shareholder, Scailex Corporation Ltd., ("Scailex"), reported yesterday that in accordance with a letter that it received on October 13, 2015, from the counsel of Partner's controlling shareholder, S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), in light of the fact that Scailex's and its affiliates' holdings of Partner's share capital decreased to less than 5%, the circumstances exist according to which the shareholders agreement between S.B. Israel Telecom and Scailex dated January 29, 2013 has terminated automatically.

For Scailex's full immediate report filed on October 14, 2015, see: http://maya.tase.co.il/bursa/report.asp?report_cd=996096 or its informal English translation attached herewith.

For a description of the said shareholders agreement see Scailex's full immediate report filed on November 30, 2012, see: http://maya.tase.co.il/bursa/report.asp?report_cd=779313 or its informal English translation attached to our immediate report on Form 6-K filed on Monday, December 3, 2012 at
http://www.sec.gov/Archives/edgar/data/1096691/000117891312003352/zk1212346.htm.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

Scailex Corporation Ltd.

October 14, 2015

To Tel-Aviv Stock Exchange www.tase.co.il	To Israel Securities Authority www.isa.gov.il

Dear Sir/Madam,

Re: Immediate Report

Nature of the report: Partner shareholders agreement

Further to section 4.9.5 of the chapter describing the corporation's business in its periodic report for 2014 that was published on 29.3.2015 (reference number 2015-01-065506), that is included in this report by reference, the Company wishes to notify, that on 13.10.2015 it received a letter to its Company offices from the counsel of S.B. Israel Telecom Ltd. ("S.B. Telecom"), according to which in light of the fact that the Company's and its affiliates' holdings of the share capital of Partner Communications Company Ltd. ("Partner") have decreased to less than 5%, the circumstances exist  according to which the shareholders agreement between the Company and S.B. Telecom regarding their holdings in Partner dated 29.1.2013, has automatically been terminated.

It should be clarified that as of today, the Company holds only 354,908 shares of Partner. The balance of Partner shares that were held in the past by the Company, has been transferred to Adv. Adi Fogel in his capacity as a receiver, while following an arrangement with the trustees of noteholders, the Company no longer has a significant interest in these shares.

Yours Sincerely, Scailex Corporation Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: October 15, 2015